SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                               (AMENDMENT NO. 1)*

                            TOP GROUP HOLDINGS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    ---------
                                 (CUSIP Number)

          Ru-hua Song, 39-01 Main Street, Suite 205, Flushing, NY 11354
             -----------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 1, 2005
                             ---------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.[ ]

NOTE:  Schedules  filed in paper format shall include a signed original and five
copies  of  the  schedule, including all exhibits.  See   240.13d-7(b) for other
parties  to  whom  copies  are  to  be  sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       13D
====================

1.    NAME  OF  REPORTING  PERSONS

      Ru-hua Song

      S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSONS
--------------------------------------------------------------------------------
2.    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*  (a)  [  ]
                                                                  (b)  [  ]
--------------------------------------------------------------------------------
3.    SEC  USE  ONLY
--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                              [  ]

--------------------------------------------------------------------------------
6.    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION:

      People's Republic of China
--------------------------------------------------------------------------------

NUMBER OF        7.  SOLE VOTING POWER         2,000,000
SHARES
BENEFICIALLY     8.  SHARED  VOTING  POWER     4,400,000
OWNED BY EACH
REPORTING PERSON 9.  SOLE  DISPOSITIVE  POWER  2,000,000
WITH
                10.  SHARED DISPOSITIVE POWER  4,400,000
--------------------------------------------------------------------------------
11.   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON

      2,000,000 - Ru-hua Song directly
      4,400,000 - Ru-hua Song indirectly as controlling shareholder of
                  Top Group Corporation
--------------------------------------------------------------------------------
12.   CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)
      EXCLUDES  CERTAIN  SHARES                                         [  ]
--------------------------------------------------------------------------------
13.   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)

      Ru-hua Song directly - 28.57%
      Ru-hua Song indirectly - 62.85%
--------------------------------------------------------------------------------
12.   TYPE  OF  REPORTING  PERSON

      IN
--------------------------------------------------------------------------------

                                Page 2 of 5 pages

Item 1.     Security and Issuer
            -------------------

     This amended statement on Schedule 13D relates to the common stock, no par value (the "Common Stock"), of Top Group Holdings, Inc., a Delaware corporation, the principal executive offices of which are located at 1398 Monterey Pass Road, Monterey Park, CA 91754. This statement amends the Schedule 13d dated January 21, 2003 filed jointly by Top Group Corporation and Ru-hua Song. Mr. Song has acquired an additional 2,000,000 shares of common stock in his individual name.

Item 2.     Identity and Background
            -----------------------

     (a) Ru-hua Song

     (b) 39-01 Main Street, Suite 205, Flushing, NY 11354.

     (c) RU-HUA SONG, age 43, serves as Chairman of the Board of the Company. He is also the founder of TOP Group, a Chinese conglomerate engaged in high tech software, hardware, education and related business. After graduating from the University of Electronic Science and Technology of China in 1983, Mr. Song accepted a position teaching physics there, and published more than one hundred papers. In February of 1992, Mr. Song and two other teachers established TOP Group, and, in ten years, have taken it from a small private company with fewer than twenty employees to a large-scale hi-tech enterprise. Mr. Song has received his many honors, including being named one of the "Ten Men of the Moment" in China's IT industry and one of the "Most Prominent Young People in China's Software Industry" in 2000, and one of China's 100 Richest Business People by Forbes in 2000, 2001, and 2002.

     (d) The Reporting Person has not during the last five years been convicted in a criminal proceeding (excluding traffic violations).

     (e) The Reporting Person has not during the last five years been subject to or party to a civil proceeding regarding any violation of state or federal securities laws, nor has any judgment, decree or order of any type been entered against reporting person.

     (f) Citizenship: People's Republic of China

Item 3.     Source and Amount of Funds or Other Consideration
            -------------------------------------------------

     The shares of Common Stock owned by the Reporting Person were purchased for an aggregate amount of $250,000 with personal funds.

Item 4.     Purpose of Transaction
            ----------------------

     2,000,000 shares of Common Stock (restricted) reported herein were acquired for $250,000 to use as additional working capital for Top Group Holdings, Inc.

     Accordingly, except as described above, the Reporting Person currently has no plans or proposals which relate to or would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this report, except as reported in Form 8-K filed for the Issuer on July 12, 2005 which related to opening stores in the U.S. to sell chinese products to the Asian population.

                                Page 3 of 5 pages

Item 5.     Interest in Securities of the Issuer
            ------------------------------------

    (a) Aggregate number of shares owned
          (directly and indirectly):          2,000,000 Common Shares directly

                                              4,400,000 Common Shares
                                              indirectly through Top Group Corp.

         Percent of outstanding shares owned:  28.57% directly
                                               62.85% indirectly

     (b) Sole Power of voting for Reporting Person:       2,000,000

     (c) Transactions in securities in the past
         60 days for Reporting Person:                    None

     (d) No other person is known to have power to direct receipt of dividends from, or proceeds from sale of such securities.

     (e) Not Applicable


Item 6.     Contracts, Arrangements, Understandings or Relationships with
            -------------------------------------------------------------
            Respect to Securities of the Issuer
            -----------------------------------

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the person named in Item 2 hereof and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.     Material to be Filed as Exhibits
            --------------------------------

        None.


                                Page 4 of 5 pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     August 19, 2005



/s/Ru-hua Song
---------------------------------
Ru-hua Song

























                                Page 5 of 5 pages